Enghouse Systems Limited SC TO-T

Exhibit 99.(a)(5)(ii)

NEWS

Enghouse Systems Commences Tender Offer for Qumu Corporation

Markham, Ontario – January 6, 2023 – Enghouse Systems Limited (TSX:ENGH) (“Enghouse”) today announced that its indirect wholly-owned subsidiary, Cosmos Merger Sub, Inc., has commenced its previously announced tender offer for all outstanding shares of common stock of Qumu Corporation (“Qumu”) (Nasdaq: QUMU) at a price of US$0.90 per share in cash, for a total equity value of approximately US$18.0 million. The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of December 17, 2022 (the “Merger Agreement”), by and among Enghouse Interactive, Inc., Cosmos Merger Sub, Inc. and Qumu, which Enghouse and Qumu announced on December 19, 2022.

The Qumu board of directors has unanimously determined that the offer is fair to and in the best interests of Qumu’s shareholders and unanimously recommends that the Qumu shareholders accept the offer and tender their shares.

The tender offer is scheduled to expire at one minute following 11:59 p.m., New York City time, on February 6, 2023 (such date, as it may be extended by Cosmos Merger Sub, Inc. from time to time in accordance with the Merger Agreement, the “Expiration Time”).

Certain shareholders, including the directors and executive officers of Qumu, have entered into tender and support agreements with Enghouse committing to tender all of their Qumu shares in the tender offer.

Consummation of the tender offer is conditioned upon the satisfaction of certain conditions described in the Offer to Purchase. Shares tendered by a notice of guaranteed delivery but not actually delivered to the depositary for the tender offer, Equiniti Trust Company, prior to the Expiration Time, will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until shares underlying such notice of guaranteed delivery are delivered to the depositary.

Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials, which were filed by Enghouse with the Securities and Exchange Commission (“SEC”) on January 6, 2023. In addition, Qumu will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Enghouse has filed with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Qumu will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and shareholders are urged to read both the Tender Offer Statement and Solicitation/Recommendation Statement carefully as they contain important information about the tender offer. Those documents, as well as Enghouse’s other public filings with the SEC, may be obtained without charge from the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained for free by contacting D.F. King & Co., the information agent for the tender offer, toll-free at (800) 949-2583 or by e-mail at qumu@dfking.com. Copies of Qumu’s filings with the SEC may be obtained free of charge on Qumu’s Investor Relations website at https://ir.qumu.com or by e-mail at QUMU@gatewayir.com.

About Enghouse Systems Limited

Enghouse Systems Ltd. is a Canadian publicly traded company (TSX:ENGH) that provides vertically focused enterprise software solutions focusing on contact centers, video communications, healthcare, telecommunications, public safety and the transit market. Enghouse has a two-pronged growth strategy that focuses on internal growth and acquisitions, which are funded through operating cash flows. The company has no external debt financing and is organized around two business segments: the Interactive Management Group and the Asset Management Group. For more information, please visit www.enghouse.com.

About Qumu Corporation

Qumu (Nasdaq: QUMU) is a leading provider of best-in-class tools to create, control, deliver, experience and analyze live and asynchronous video at scale. Backed by an experienced team of software and video experts, Qumu’s software enables globally distributed organizations to drive employee, customer, and partner engagement, modernizing business by providing more efficient and effective ways to communicate and collaborate. For more information, please visit www.qumu.com.

For further information please contact:

Sam Anidjar

VP, Corporate Development

Enghouse Systems Limited

(905) 946-3302

Investor Contact:

Matt Glover or Tom Colton

Gateway Investor Relations

QUMU@gatewayir.com

+1.949.574.3860